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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(l) of the Securities Exchange Act of 1934

FAMILY DOLLAR STORES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.10 par value (Various Grants)
(Title of Class of Securities)

307000109
(CUSIP Number of Class of Securities Underlying Options to Purchase Shares of Common Stock)

Janet G. Kelley
General Counsel, Senior Vice President and Secretary
Family Dollar Stores, Inc.
P.O. Box 1017, 10401 Monroe Road
Charlotte, North Carolina 28105
(704) 847-6961
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Andrew A. Gerber, Esq.
Hunton & Williams LLP
Bank of America Plaza, Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280
(704) 378-4700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee

$1,475,648.00	$45.30

(1)
This amount assumes that options to purchase a total of 114,658 shares of common stock of Family Dollar Stores, Inc. having an aggregate value of $1,475,648.00 as of November 15, 2007 will be accepted for amendment pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by Family Dollar Stores, Inc., a Delaware corporation (the "Company"), to amend certain options (the "Eligible Options") to purchase shares of the Company's common stock which were granted under the Company's 1989 Non-Qualified Stock Option Plan, as amended on January 20, 2005 (the "Plan") that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option's measurement date for financial accounting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are outstanding (and unexercised) as of the last date on which the Offer remains open for acceptance. This offer does not include options granted in connection with the Company's annual merit review process in 2003 with an exercise price of $40.75. Eligible employees are those employees of the Company or one of its subsidiaries as of the expiration date of the Offer who are subject to United States federal income taxes. The Offer is not being made to any of the Company's current or former executive officers or directors.

        Internal Revenue Code Section 409A ("Section 409A") imposes a 20% penalty tax on individuals who hold stock options that are non-compliant with Section 409A. Stock options that are issued at a discount (i.e. are "in-the-money" at the time of issuance) and which vest in 2005 or later are non-compliant options. The Company has determined that the Eligible Options are subject to Section 409A. Stock options subject to Section 409A may be revised to be exempt from the Section 409A requirements by increasing the exercise price so that the exercise price is not less then the fair market value of the Company common stock at the date of grant. To offset the lost value to participating employees due to the increased exercise price, the Company intends to provide a cash payment to employees as described below.

        Eligible employees may elect to (i) have their Eligible Options amended to increase their exercise prices per share to be equal to what the fair market value per share of the Company's common stock was on the option's deemed grant date, and (ii) receive a cash payment with respect to such amended options equal to the difference between the new exercise price of the amended option and the original exercise price of each Eligible Option, less applicable tax withholding. The cash payments will be made on the first payroll date following January 1, 2008. The delay in the cash payments is required in order to avoid adverse tax consequences under Section 409A.

        The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Certain Options, dated November 16, 2007 (the "Offer to Amend"), (ii) the related e-mail from Del Bristol dated November 16, 2007, (iii) the Election Form, and (iv) the Withdrawal Form. For eligible employees that elect to participate in the Offer, their Election Form will serve as their amended option agreement once the Company has accepted the option for amendment and has countersigned the Election Form. These documents, as they may be amended or supplemented from time to time, constitute the "Disclosure Documents" and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(g), respectively.

        The information contained in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

        The Offer is being made for compensatory purposes in order to minimize or avoid potentially material adverse personal tax consequences to eligible employees. The Eligible Options were issued for compensatory purposes and, if not amended, will have the exact opposite effect by penalizing employees for having been granted the options that subsequently became non-compliant with Section 409A. The Offer is being made in compliance with the exemptive relief granted by the Securities and Exchange Commission (the "Commission") on March 26, 2007, and pursuant to the Commission's Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued on March 21, 2001.

Item 1. Summary Term Sheet.

        The information set forth in the Offer to Amend under "Summary Term Sheet and Questions and Answers" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   Name and Address.

        The name of the issuer is Family Dollar Stores, Inc. The address of its principal executive office is P.O. Box 1017, 10401 Monroe Road, Charlotte, North Carolina 28105 and the telephone number at that address is (704) 847-6961.

        (b)   Securities.

        This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of November 9, 2007 Eligible Options to purchase up to a total of 4,815,785 shares of common stock of the Company were outstanding. The information set forth in the Offer to Amend under "Summary Term Sheet and Questions and Answers" and "The Offer—Number of options; consideration; expiration date" is incorporated herein by reference.

        (c)   Trading Market and Price.

        The information set forth in the Offer to Amend under "The Offer—Exercise price of eligible options; Price range of shares underlying the options" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)   Name and Address.

        The Company is the filing person. The information set forth under Item 2(a) above and in the Offer to Amend under "The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)   Material Terms.

        The information set forth in the Offer to Amend under "Summary Term Sheet and Questions and Answers" and "The Offer" is incorporated herein by reference.

        (b)   Purchases.

        Neither the members of the Company's Board of Directors nor the Company's executive officers may participate in the offer. The information set forth in the Offer to Amend under "The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

        (a)   Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Amend under "The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)   Purposes.

        The information set forth in the Offer to Amend under "Summary Term Sheet and Questions and Answers" and "The Offer—Purpose of the offer" is incorporated herein by reference.

        (b)   Use of Securities Acquired.

        The information set forth in the Offer to Amend under "Summary Term Sheet and Questions and Answers," "The Offer—Acceptance of options for amendment" and "The Offer—Status of options amended pursuant to the terms of the offer; accounting consequences of the offer" is incorporated herein by reference.

        (c)   Plans.

        The information set forth in the Offer to Amend under "The Offer—Purpose of the offer" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)   Source of Funds.

        The information set forth in the Offer to Amend under "The Offer—Source and Amount of consideration; terms of amended options" is incorporated herein by reference.

        (b)   Conditions.

        The information set forth in the Offer to Amend under "The Offer—Conditions of the offer" is incorporated herein by reference.

        (c)   Borrowed Funds.

        Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a)   Securities Ownership.

        The information set forth in the Offer to Amend under "The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

        (b)   Securities Transactions.

        The information set forth in the Offer to Amend under "The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

        (a)   Solicitations or Recommendations.

        Not applicable.

Item 10. Financial Statements.

        (a)   Financial Information.

        The information set forth or incorporated by reference in the Offer to Amend under "The Offer—Information concerning Family Dollar Stores, Inc.," "—Additional information" and "—Financial statements" is incorporated herein by reference. The Company's Annual Report on Form 10-K for the fiscal year ended September 1, 2007, is incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission's website at http://www.sec.gov.

        (b)   Pro Forma Information.

        Not applicable.

Item 11. Additional Information.

        (a)   Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Offer to Amend under "The Offer—Legal matters; regulatory approvals" is incorporated herein by reference.

        (b)   Other Material Information.

        Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated November 16, 2007.
(a)(1)(b)	E-mail of Announcement of Tender Offer, dated November 16, 2007, including Addendum.
(a)(1)(c)	Election Form.
(a)(1)(d)	Withdrawal Form.
(a)(1)(e)	Forms of Confirmation E-mail.
(a)(1)(f)	Forms of Reminder E-mail to Eligible Employees.
(a)(1)(g)	Family Dollar Stores, Inc. Employee Presentation Materials.
(b)	Not Applicable.
(c)	Not Applicable.
(d)(1)
Family Dollar Stores, Inc. 1989 Non-Qualified Stock Option Plan, as amended on January 20, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 21, 2005 (File No. 1-6807)).
(e)	Not Applicable.
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

Item 13. Information Required by Schedule 13E-3.

        (a)   Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Family Dollar Stores, Inc.
/s/ JANET G. KELLEY Name: Janet G. Kelley Title: Senior Vice President and General Counsel

Date: November 16, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated November 16, 2007.
(a)(1)(b)	E-mail of Announcement of Tender Offer, dated November 16, 2007.
(a)(1)(c)	Election Form.
(a)(1)(d)	Withdrawal Form.
(a)(1)(e)	Forms of Confirmation E-mail.
(a)(1)(f)	Forms of Reminder E-mail to Eligible Employees.
(a)(1)(g)	Family Dollar Stores, Inc. Employee Presentation Materials.
(d)(1)
Family Dollar Stores, Inc. 1989 Non-Qualified Stock Option Plan, as amended on January 20, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 21, 2005 (File No. 1-6807)).

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